TrimTabs ETF Trust
c/o U.S. Bank Global Fund Services
615 E. Michigan St.
Milwaukee, WI 53202

March 27, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	TrimTabs ETF Trust (the “Trust”)
File Nos. 333-198603 and 811-22995
Request for Withdrawal of Post-Effective Amendment No. 8

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, TrimTabs ETF Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 8 (“PEA 8”) to the Trust’s Registration Statement on Form N-1A. PEA 8 was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001144204-17-002223) on January 13, 2017. The automatic effectiveness of PEA 8 was delayed several times pursuant to subsequent 485BXT filings. PEA 8 was filed to introduce, among others, the following new series of the Trust: TrimTabs US Large Cap Free-Cash-Flow ETF, TrimTabs US Mid Cap Free-Cash-Flow ETF, TrimTabs US Small Cap Free-Cash-Flow ETF, TrimTabs International Mid Cap Free-Cash-Flow ETF, TrimTabs International Large Cap Free-Cash-Flow ETF, TrimTabs International Small Cap Free-Cash-Flow ETF, TrimTabs Global All Cap Free-Cash-Flow ETF, TrimTabs Global Large Cap Free-Cash-Flow ETF, TrimTabs Global Mid Cap Free-Cash-Flow ETF, TrimTabs Global Small Cap Free-Cash-Flow ETF, TrimTabs Emerging Free-Cash-Flow ETF, TrimTabs Global Healthcare Free-Cash-Flow ETF, and TrimTabs Global Information Technology Free-Cash-Flow ETF (the “Funds”).  This request for the withdrawal of PEA 8 only relates to the Funds.

The withdrawal of PEA 8 as well as the subsequent 485BXT filings that relate to the Funds is requested because the Trust has determined not to move forward with the offering of the Funds as series of the Trust. No securities have been sold in connection with PEA 8.

If you have any questions or require further information, please contact Fabio Battaglia at (215) 564‑8077.

Sincerely,

/s/ Thomas A. Bausch
Thomas A. Bausch
Vice President
U.S. Bank Global Fund Services
as Administrator to TrimTabs ETF Trust